SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)


                           BOSTON LIFE SCIENCES, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    100843408
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                                 (CUSIP Number)


                                October 28, 2004
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             (Date of Event Which Requires Filing of this Statement)


                             Thomas O. Boucher, Jr.
                              Ingalls & Snyder, LLC
                                   61 Broadway
                            New York, New York 10006
                                  212-269-7800
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            This Amendment No. 7 amends the statement on Schedule 13D, dated September 29, 2003, as amended, relating to Boston Life Sciences, Inc. (the "Company") as follows:

ITEM 4.     PURPOSE OF THE TRANSACTION

            The following is added after the last paragraph of Item 4:

            On October 28, 2004, Robert L. Gipson resigned as a director of the Company in light of the successful addition of Peter Savas as Chairman of the Board and Chief Executive Officer of the Company. The Reporting Persons under this Schedule 13D do not hold Shares with a purpose or effect of further changing or influencing control of the Company and have determined, pursuant to SEC Rule 13d-1(h), to report their beneficial ownership on Schedule 13G.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  October 29, 2004


INGALLS & SNYDER, LLC


By: /S/ THOMAS O. BOUCHER, JR.
    ----------------------------------------
     Thomas O. Boucher, Jr.
     Managing Director


INGALLS & SNYDER VALUE PARTNERS, L.P.


By: /S/ THOMAS O. BOUCHER, JR.
    ----------------------------------------
     Thomas O. Boucher, Jr.
     General Partner


 /S/ THOMAS O. BOUCHER, JR.
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Thomas O. Boucher, Jr.


 /S/ ROBERT L. GIPSON
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Robert L. Gipson